UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2014

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
FOR THE TRANSITION PERIOD FROM              TO
COMMISSION FILE NUMBER 1-12001

ATI PRECISION FINISHING, LLC EMPLOYEES’ 401(k) AND
PROFIT SHARING PLAN
(Title of Plan)
ALLEGHENY TECHNOLOGIES INCORPORATED
(Name of Issuer of securities held pursuant to the Plan)
1000 Six PPG Place, Pittsburgh, Pennsylvania 15222-5479
(Address of Plan and principal executive offices of Issuer)

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
ATI Precision Finishing, LLC Employees’ 401(k) and Profit Sharing Plan
As of December 31, 2014 and 2013 and for the Year Ended December 31, 2014
With Report of Independent Registered Public Accounting Firm

ATI Precision Finishing, LLC Employees’ 401(k) and
Profit Sharing Plan
Audited Financial Statements
and Supplemental Schedule
As of December 31, 2014 and 2013 and for the Year Ended December 31, 2014

Report of Independent Registered Public Accounting Firm
Allegheny Technologies Incorporated
Pittsburgh, Pennsylvania
We have audited the accompanying statements of net assets available for benefits of the ATI Precision Finishing, LLC Employees’ 401(k) and Profit Sharing Plan as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the ATI Precision Finishing, LLC Employees’ 401(k) and Profit Sharing Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the ATI Precision Finishing, LLC Employees’ 401(k) and Profit Sharing Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.
/s/ Schneider Downs & Co., Inc.
Pittsburgh, Pennsylvania
June 11, 2015

ATI Precision Finishing, LLC Employees’ 401(k) and
Profit Sharing Plan
Statements of Net Assets Available for Benefits

	December 31
	2014	2013
Investments at fair value:
Interest in Allegheny Technologies Incorporated Master Trust	$9,220,803	$9,583,211
Notes receivable from participants	736,225	648,896
Receivables from employer	517,150	623,646
Receivables from participants	1,487	—
	1,254,862	1,272,542
Net assets available reflecting investments at fair value	10,475,665	10,855,753
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(33,846)	(30,699)
Net assets available for benefits	$10,441,819	$10,825,054
See accompanying notes.

ATI Precision Finishing, LLC Employees’ 401(k) and
Profit Sharing Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31
2014
Contributions:
Employer	$517,150
Employee	65,442
Total contributions	582,592
Interest income on notes receivable from participants	33,944
Investment income:
Net investment income from Plan interest in Allegheny Technologies Incorporated Master Trust	559,281
Other income	13
Total investment income	559,294
1,175,830
Benefits paid to participants	(1,558,165)
Fees	(900)
(1,559,065)
Net decrease in net assets available for benefits	(383,235)
Net assets available for benefits at beginning of year	10,825,054
Net assets available for benefits at end of year	$10,441,819
See accompanying notes.

ATI Precision Finishing, LLC Employees’ 401(k) and
Profit Sharing Plan
Notes to Financial Statements
December 31, 2014
1. Description of the Plan
The ATI Precision Finishing, LLC Employees’ 401(k) and Profit Sharing Plan (the Plan) is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). ATI Precision Finishing, LLC (the Plan Sponsor or the Company) is an indirect, wholly owned subsidiary of Allegheny Technologies Incorporated (ATI, the Plan Administrator). The following brief description of the Plan is provided for general information purposes only. Participants should refer to the summary plan description for more complete information regarding eligibility, vesting, contributions, and withdrawals.
The purpose of the Plan is to provide retirement benefits to eligible employees through Company contributions and to encourage employee thrift by permitting eligible employees to defer a part of their compensation and contribute such deferral to the Plan. The Plan allows employees to contribute a portion of eligible wages each pay period through payroll deductions subject to Internal Revenue Code (the Code) limitations.
The Company also contributes an amount from its current or accumulated profits for each Plan Year as determined by its Board of Directors. The Board of Directors, in its sole discretion, may choose to make contributions without regard to its current or accumulated profits for the Plan Year. The determination of Company contributions for employees in the collective bargaining unit represented by the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers AFL-CIO, CLC, are subject to the terms of the collective bargaining agreement effective May 31, 2013.
The Plan allows participants to direct their contributions, and contributions made by the Company, to any of the investment options offered by the Plan. Unless otherwise specified by the participant, contributions are made to the QDIA (Qualified Default Investment Alternative), The Vanguard Target Retirement Fund that most closely matches the participants 65th birthday date (e.g. Vanguard Target Retirement 2030 Fund). Separate accounts are maintained by the Plan Sponsor for each participating employee. Trustee fees and asset management fees charged by the Plan’s trustee, Mercer Trust Company, for the administration of all funds are charged against net assets available for benefits of the respective fund. Certain other expenses of administering the Plan may be paid by the Plan Sponsor. Participants may make “in-service” and hardship withdrawals as outlined in the plan document.

Participants are always fully vested in that portion of their participant account balance derived from their own contributions. The portion derived from Company contributions vest based upon the employee’s years of service, as follows:

Years	Amount of Vesting
Fewer than 2	0%
2 but fewer than 3	20%
3 but fewer than 4	40%
4 but fewer than 5	60%
5 but fewer than 6	80%
6 or more	100%
Participant forfeitures are distributed equally to Plan participants.
Active employees can borrow up to 50% of their vested account balances minus any outstanding loans. The loan amounts are further limited to a minimum of $500 and a maximum of $50,000, and an employee can obtain no more than three loans at one time. Interest rates are determined based on commercially accepted criteria, and payment schedules vary based on the type of the loan. General-purpose loans are repaid over 6 to 60 months, and primary residence loans are repaid over periods up to 180 months. Principal and interest payments are made by payroll deductions.

2. Significant Accounting Policies
Use of Estimates and Basis of Accounting
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements, accompanying notes and supplemental schedules. Actual results could differ from those estimates. The financial statements are prepared under the accrual basis of accounting.
Investment Valuation
Certain assets of the Plan have been commingled in the Allegheny Technologies Incorporated Master Trust (the Master Trust) with the assets of various ATI sponsored defined contribution plans for investment and administrative purposes. The investment in the Master Trust represents the Plan’s interest in the net assets of the Master Trust, and is stated at fair value.
Master Trust assets as well as income/losses are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust.

Fully benefit-responsive investment contracts held by a defined contribution plan are reported at fair value in the Plan’s statement of net assets available for benefits with a corresponding adjustment to reflect these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.
Payment of Benefits
Benefits are recorded when paid.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses were recorded as of December 31, 2014 or 2013. If a participant ceases to make a note repayment and the Plan administrator deems the note to be a distribution, the note receivable balance is reduced and a benefit payment is recorded.
Recent Accounting Pronouncements
In May 2015, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) 2015-07, “Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent).” The amendment removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share as a practical expedient. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share as a practical expedient. ASU 2015-07 is effective for public businesses beginning after December 15, 2015, with early adoption permitted. ASU 2015-07 requires retrospective application by removing investments measured using net asset value as a practical expedient from the fair value hierarchy in all periods presented. The Plan will not elect to early adopt on the ASU and is currently assessing the provision’s impact on the financial statements.
3. Investments
The assets of the Plan along with the assets of various other ATI sponsored plans are part of the Master Trust. The Plan’s interest in the net assets of the Master Trust was approximately 1% at December 31, 2014 and 2013. The Plan also permits self-directed investments in registered investment companies that are maintained in accounts separate from the Master Trust.
The Plan’s share of the various investment types held by the Master Trust at December 31, 2014 and 2013 were all 1% or less of the Master Trusts assets.

The following table is a summary, at fair value, of the net assets of the Master Trust by investment type as of December 31, 2014 and 2013:

	2014	2013
Common collective trusts	$427,368,687	$412,878,005
Registered investment companies	287,904,388	288,684,301
Synthetic investment contracts	170,146,222	177,723,536
Corporate common stocks	79,128,106	78,694,750
Guaranteed investment contracts	37,304,420	41,571,159
Other	10,928	—
Total investments held by the Master Trust at fair value	$1,001,862,751	$999,551,751
Investment income attributable to the Master Trust for the year ended December 31, 2014 was as follows:

Net appreciation in fair value of investments:
Common collective trusts	$28,763,022
Synthetic investment contracts	3,580,453
Guaranteed investment contracts	587,727
Registered investment companies	22,641,061
Corporate common stocks	79,747
Other	9,160
Net appreciation in fair value of investments	55,661,170
Expenses
Administrative expenses and other, net	(970,187)
Total investment gain	$54,690,983

The BNY Mellon Stable Value Fund (the Fund) investment alternative invests in guaranteed investment contracts (GICs), a pooled separate account, actively managed structured or synthetic investment contracts (SICs), and a common collective trust (CCT). The GICs are promises by a bank or insurance company to repay principal plus a fixed rate of return through contract maturity. SICs differ from GICs in that there are specific assets supporting the SICs and these assets are owned by the Plan. The bank or insurance company issues a wrapper contract that allows participant-directed transactions to be made at contract value. The assets supporting the SICs are comprised of government agency bonds, corporate bonds, residential mortgage backed securities, asset-backed securities (ABOs), common collective trusts (CCT), and collateralized mortgage obligations (CMOs).
Interest crediting rates on the GICs in the Fund are determined at the time of purchase. Such interest rates are reviewed and may be reset on a quarterly basis. Interest crediting rates on the SICs are either: (1) set at the time of purchase for a fixed term and crediting rate, (2) set at the time of purchase for a fixed term and variable crediting rate, or (3) set at the time of purchase and reset monthly within a “constant duration.” A constant duration contract may specify a duration of 2.5 years, and the crediting rate is adjusted monthly based upon quarterly rebalancing of eligible 2.5 year duration investment instruments at the time of each resetting; in effect the contract never matures.
Average yields for all fully benefit-responsive investment contracts held by the Master Trust for 2014 and 2013 were as follows:

	Years Ended December 31
	2014	2013
Based on actual earnings	2.14%	2.02%
Based on interest rate credited to participants	1.88%	1.79%
Although it is management’s intention to hold the investment contracts in the Fund until maturity, certain investment contracts provide for adjustments to contract value for withdrawals made prior to maturity. If the Plan were deemed to be in violation of ERISA or lose its tax exempt status, among other events, the issuers of the fully responsive investment contracts would have the ability to terminate the contracts and settle at an amount different from contract value.
Certain investments are subject to restrictions or limitations if the Plan Sponsor decided to entirely exit an investment. Investments in registered investment companies and the Fund may require at least 30 days prior notice to completely withdraw from the investments. The targeted date fund investments held in common collective trusts currently do not require the prior approval of the investment manager if the Plan Sponsor decides to entirely exit these investments, but prior trade date notification is necessary to effect timely securities settlement or delivery of an investment’s liquidation and transfer to another investment.
4. Fair Value Measurements
In accordance with accounting standards, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
The accounting standards establish a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.
Determination of Fair Value
Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon models that primarily use, as inputs, market-based or independently sourced market parameters, including yield curves, interest rates, volatilities, equity or debt prices, foreign exchange rates and credit curves. In addition to market information, models may also incorporate transaction details, such as maturity. Valuation adjustments, such as liquidity valuation adjustments, may be necessary when the Plan is unable to observe a recent market price for a financial instrument that trades in inactive (or less active) markets. Liquidity adjustments are not taken for positions classified within Level 1 (as defined below) of the fair value hierarchy.
The methods described below may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Valuation Hierarchy
The three levels of inputs to measure fair value are as follows:
Level 1 – Quoted prices in active markets for identical assets and liabilities.
Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.
A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.
Valuation Methodologies
The valuation methodologies used for assets and liabilities measured at fair value, including their general classification based on the fair value hierarchy, include the following:

•
Cash and cash equivalents – Where the net asset value (NAV) is a quoted price in a market that is active, it is classified within Level 1 of the valuation hierarchy. In certain cases, NAV is a quoted price in a market that is not active, or is based on quoted prices for similar assets and liabilities in active markets, and these investments are classified within Level 2 of the valuation hierarchy.

•
Corporate common stocks – These investments are valued at the closing price reported on the major market on which the individual securities are traded. Common stock is classified within level 1 of the valuation hierarchy.

•
Common collective trust funds – These investments are investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in a market that is not active and classified within Level 2 of the valuation hierarchy.

•
Registered investment companies – These investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. Where the NAV is a quoted price in a market that is active, it is classified within Level 1 of the valuation hierarchy. In certain cases, where NAV is a quoted price in a market that is not active, or is based on quoted prices for similar assets and liabilities in active markets, these investments are classified within Level 2 of the valuation hierarchy.

•
Synthetic investment contracts – Fair value is based on the underlying investments. The underlying investments include government agency bonds, corporate bonds, CCTs, ABOs and CMOs. Because inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, synthetic investment contracts are classified within Level 2 of the valuation hierarchy.

•
Corporate debt instruments, U.S. government and federal agency obligations, U.S. government-sponsored entity obligations, ABOs, CMOs and other – Where quoted prices are available in an active market, the investments are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available for the specific security, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows. When quoted market prices for the specific security are not available in an active market, they are classified within Level 2 of the valuation hierarchy.

•
Guaranteed investment contracts – Guaranteed investment contracts are unsecured, general account obligations of insurance companies. The obligation is backed by the general account assets of the insurance company that writes the investment contract. The crediting rate on this product is typically fixed for the life of the investment. Fair values for traditional GICs are calculated using the present value of the contract’s future cash flow values discounted by comparable duration market rates. GICs are classified within Level 2 of the valuation hierarchy.

The following table presents the financial instruments of the Master Trust at fair value by caption on the statement of net assets available for benefits and by category of the valuation hierarchy (as described above) as of December 31, 2014 and 2013. Neither the Plan nor the Master Trust had any assets classified within Level 3 of the valuation hierarchy. There were no reclassifications of assets between levels of the fair value hierarchy for the period presented.

Master Trust assets measured at fair value on a recurring basis:

December 31, 2014	Level 1	Level 2	Total
Interest in common collective trusts (a)	$—	$427,368,687	$427,368,687
Interest in registered investment companies (b)	287,904,388	—	287,904,388
Interest in synthetic investment contracts (c)	—	170,146,222	170,146,222
Corporate common stock (d)	79,128,106	—	79,128,106
Interest in guaranteed investment contracts	—	37,304,420	37,304,420
Other	10,928	—	10,928
	$367,043,422	$634,819,329	$1,001,862,751

December 31, 2013	Level 1	Level 2	Total
Interest in common collective trusts (a)	$—	$412,878,005	$412,878,005
Interest in registered investment companies (b)	288,684,301	—	288,684,301
Interest in synthetic investment contracts (c)	—	177,723,536	177,723,536
Corporate common stock (d)	78,694,750	—	78,694,750
Interest in guaranteed investment contracts	—	41,571,159	41,571,159
	$367,379,051	$632,172,700	$999,551,751

(a) This class includes approximately 3% fixed income funds, 14% equity funds and 83% target dated funds in 2014, and approximately 4% fixed income funds, 15% equity funds and 81% target dated funds in 2013. The target dated funds employ a strategy designed to become more conservative over time as the participant approaches the age of retirement.
(b) This class includes approximately 56% U.S. equity funds, 12% non-U.S. equity funds and 32% fixed income funds in 2014, and approximately 54% U.S. equity funds, 13% non-U.S. equity funds and 33% fixed income funds in 2013.
(c) This class includes approximately 1% government and government agency bonds, 3% corporate bonds, 2% residential mortgage-backed securities, 1% commercial mortgage-backed securities, 92% common collective trusts and 1% asset-backed securities in 2014, and approximately 2% government and government agency bonds, 3% corporate bonds, 3% residential mortgage-backed securities, 4% commercial mortgage-backed securities, 85% common collective trusts and 3% asset-backed securities in 2013. The CCTs within this asset class employ a strategy designed to satisfy investors seeking current income and capital appreciation.
(d) Comprised of ATI common stock.

5. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service (IRS) dated May 13, 2010, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.
The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 and 2013, there are no uncertain positions taken or expected to be taken. The earliest tax year open to U.S. Federal examination is 2011.
6. Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. However, no such action may deprive any participant of any vested right. In the event of Plan termination, participants would become 100% vested in their employer contributions.
7. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risk such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

ATI Precision Finishing, LLC Employees’ 401(k) and
Profit Sharing Plan
EIN: 20-2643745 Plan: 045
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

Description	Current Value
Participant loans* (4.25%, with maturities through 2029)	$736,225

* Party-in-interest

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLEGHENY TECHNOLOGIES INCORPORATED

ATI PRECISION FINISHING, LLC EMPLOYEES’ 401(k) AND PROFIT SHARING PLAN

Date:	June 11, 2015	By:	/s/ Karl D. Schwartz
Karl D. Schwartz
Controller and Chief Accounting Officer
(Principal Accounting Officer and Duly Authorized Officer)